Exhibit 99.2

PRESS RELEASE | NASDAQ: IPX | ASX: IPX November 22, 2024

RESULTS OF ANNUAL GENERAL MEETING

IperionX Limited (NASDAQ: IPX, ASX: IPX) (“IperionX” or “Company”) advises that the Company’s Annual General Meeting of Shareholders was held today, November 22, 2024, at 9.00am (AWST).

The resolutions voted on were in accordance with the Notice of Annual General Meeting previously advised to the Australian Securities Exchange (“ASX”).

All resolutions were decided on and carried by way of a poll.

In accordance with Section 251AA of the Corporations Act 2001 and ASX Listing Rule 3.13.2, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

This announcement has been authorized for release by the Company Secretary.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

www.iperionx.com

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.
Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

IperionX Limited
Annual General Meeting
November 22, 2024

Resolution	Number of Proxy Votes				Number of Votes cast on the Poll			Result
	For	Against	Abstain	Proxy’s Discretion	For	Against	Abstain
1. Remuneration Report	101,508,978	13,417,154	35,228,994	7,556,018	109,064,996 (89.05%)	13,417,154 (10.95%)	35,228,994	Carried on vote by poll
2. Re-election of Mr Todd Hannigan as Director	146,766,878	3,380,348	7,900	7,556,018	154,322,896 (97.86%)	3,380,348 (2.14%)	7,900	Carried on vote by poll
3. Re-election of Ms Beverly Wyse as Director	150,173,607	66,319	10,200	7,556,018	157,729,625 (99.96%)	66,319 (0.04%)	10,200	Carried on vote by poll
4. Re-election of Ms Melissa Waller as Director	150,168,407	74,419	7,300	7,556,018	157,724,425 (99.95%)	74,419 (0.05%)	7,300	Carried on vote by poll
5. Issue of RSUs to Non-Executive Director – Ms Lorraine Martin	139,040,153	10,394,252	813,721	7,556,018	146,596,171 (93.38%)	10,394,252 (6.62%)	813,721	Carried on vote by poll
6. Issue of RSUs to Non-Executive Director – Mr Vaughn Taylor	138,445,805	10,391,932	1,410,389	7,556,018	146,001,823 (93.36%)	10,391,932 (6.64%)	1,410,389	Carried on vote by poll
7. Issue of RSUs to Non-Executive Director – Ms Melissa Waller	139,548,058	10,401,872	297,496	7,556,718	147,104,776 (93.40%)	10,401,872 (6.60%)	297,496	Carried on vote by poll
8. Issue of RSUs to Non-Executive Director – Ms Beverly Wyse	139,545,158	10,401,752	300,516	7,556,718	147,101,876 (93.40%)	10,401,752 (6.60%)	300,516	Carried on vote by poll